Exhibit (a)(1)(i)



                              The Offer to Purchase

                           MAN-GLENWOOD LEXINGTON, LLC
                       c/o Forum Shareholder Services, LLC
                                   PO Box 446
                           Portland, Maine 04112-9925

               OFFER TO PURCHASE UP TO $12,500,000 OF OUTSTANDING
                            UNITS AT NET ASSET VALUE
                              DATED APRIL 30, 2004

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                    5:00 P.M., CENTRAL TIME, ON MAY 28, 2004,
                          UNLESS THE OFFER IS EXTENDED

To the Members of
Man-Glenwood Lexington, LLC:

      Man-Glenwood Lexington, LLC, a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer and the related Letter of Transmittal (which together constitute the "Offer") up to $12,500,000 of units of interests in the Fund or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to the net asset value of Units as of June 30, 2004. (As used in this Offer, the term "Unit" or "Units" as the context requires, shall refer to the units of limited liability company interests in the Fund and portions thereof representing beneficial interests in the Fund.). This Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement dated as of August 5, 2002 (the "LLC Agreement").

      Members should realize that the value of the Units tendered in this Offer likely will change between April 1, 2004 (the last time net asset value was calculated) and June 30, 2004, when the value of the Units tendered to the Fund will be determined for purposes of calculating the purchase price of such Units. Members tendering their Units should also note that they will remain Members in the Fund, with respect to the Units tendered and accepted for purchase by the Fund, through June 30, 2004, the valuation date of the Offer when the net asset value of their Units is calculated. Any tendering Members that wish to obtain the estimated net asset value of their Units should contact the Fund, at the telephone numbers or address set forth below, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:00 p.m. (Central Time).

      Members desiring to tender all or any portion of their Units in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in Section 4, below.

IMPORTANT

THE FUND MAKES NO RECOMMENDATION TO ANY MEMBER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING UNITS. MEMBERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER UNITS, AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR UNITS TO TENDER.

BECAUSE EACH MEMBER'S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON ITS FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER ANY MEMBERS SHOULD TENDER UNITS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

      Questions, requests for assistance and requests for additional copies of the Offer may be directed to:

                           Man-Glenwood Lexington, LLC
                       c/o Forum Shareholder Services, LLC
                                   PO Box 446
                           Portland, Maine 04112-9925


                              Phone: (800) 838-0232
                               Fax: (207) 879-6206

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

                                TABLE OF CONTENTS


SUMMARY TERM SHEET................................................4
BACKGROUND AND PURPOSE OF THE OFFER...............................6
OFFER TO PURCHASE AND PRICE.......................................6
AMOUNT OF TENDER..................................................7
PROCEDURE FOR TENDERS.............................................7
WITHDRAWAL RIGHTS.................................................8
REPURCHASES AND PAYMENT...........................................8
CERTAIN CONDITIONS OF THE OFFER...................................9
CERTAIN INFORMATION ABOUT THE FUND................................10
CERTAIN FEDERAL INCOME TAX CONSEQUENCES...........................11
MISCELLANEOUS.....................................................11

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SUMMARY TERM SHEET
------------------

o As stated in the LLC Agreement and Prospectus, Man-Glenwood Lexington, LLC (hereinafter "we" or the "Fund") will repurchase your units of limited liability company interests ("Unit" or "Units" as the context requires) at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to redeem). This offer (the "Offer") will remain open until 5:00 p.m., Central Time, on May 28, 2004 unless the Offer is extended (the "Expiration Date"). The net asset value will be calculated for this purpose on June 30, 2004 (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

o The Fund will review the net asset value calculation of the Units during the Fund's audit for its fiscal year ending March 31, 2005, which the Fund expects will be completed 60 days after the fiscal year end and that net asset value will be used to determine the final amount paid for tendered Units.

o You may tender all of your Units, a portion of your Units defined as a specific dollar value, or a portion of your Units above the minimum required capital account balance $10,000. If a Member tenders only a portion of its Units, the Member will be required to maintain a capital account balance equal to $10,000. The Fund reserves the right to purchase less than the amount a Member tenders if the purchase would cause the Member's capital account to have less than the required minimum balance.

o If a Member's tender is accepted, the Fund will generally pay the value of the Units repurchased approximately one month after the Valuation Date and any balance due will be determined and paid promptly after completion of the Fund's annual audit and be subject to audit adjustment, in any.

o The amount that a Member may expect to receive on the repurchase of the Member's Units will be the value of those Units determined on the Valuation Date based on the net asset value of the Fund's assets as of the Valuation Date. This amount is subject to adjustment, if any, upon completion of the annual audit of the Fund's financial statements for the fiscal year in which the repurchase is effected (which it is expected will be completed within 60 days after the end of each fiscal year). Payments will generally be made in cash equal to the value of the Units repurchased.

o If we accept the tender of all or a portion of your Units, we will pay the proceeds from: cash on hand, a simultaneous repurchase of interests in the investment company in which the Fund invests, and/or delivery through borrowing if the Offer is extended (which we do not intend to do).

o Following this summary is a formal notice of our offer to repurchase your Units. Our offer remains open to you until 5:00 p.m., Central

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

      Time, on May 28, 2004, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Units.

o If you would like us to repurchase your Units or a portion of your Units, you should (i) mail the Letter of Transmittal (enclosed with the Offer), to the Fund, c/o Forum Shareholder Services, LLC, PO Box 446, Portland, Maine 04112-9925; or (ii) fax it to the Fund at (207) 879-6206, so that it is received before 5:00 p.m., Central Time, on May 28, 2004. IF YOU FAX THE LETTER OF TRANSMITTAL, YOU SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO THE FUND PROMPTLY AFTER YOU FAX IT (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 5:00 P.M., CENTRAL TIME, ON MAY 28, 2004). Of course, the value of your Units likely will change between April 1, 2004 (the last time net asset value was calculated) and June 30, 2004 when the value of your investment will be determined for purposes of calculating the purchase price for Units.

o If you would like to obtain the estimated net asset value of your Units, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact us at (800) 838-0232 or at the address listed above on page 2, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:00 p.m. (Central Time).

o Please note that just as you have the right to withdraw the tender of your Units, we have the right to cancel, amend or postpone this Offer at any time before 5:00 p.m., Central Time, on May 28, 2004. Also realize that although the Offer expires on June 30, 2004, you will remain a Member of the Fund with respect to the Units you tendered that are accepted for purchase by the Fund through June 30, 2004 when the net asset value of your Units is calculated.

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1.    BACKGROUND AND PURPOSE OF THE OFFER.
      ------------------------------------

      The purpose of this offer to repurchase units of limited liability company interests (the "Offer") is to provide liquidity to Members of the Fund ("Members") that hold Units, as contemplated by and in accordance with the procedures set forth in the Fund's LLC Agreement and Prospectus. Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Fund, the Fund has determined, after consideration of various matters, including but not limited to those set forth in the LLC Agreement, that the Offer is in the best interests of Members in order to provide liquidity for Units as contemplated in the LLC Agreement. The Fund intends to consider the continued desirability of making an offer to purchase Units each quarter, but the Fund is not required to make any such offer.

      The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Units. Members that retain their Units may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.

      The investment company in which the Fund invests, Man-Glenwood Lexington Associates Portfolio, LLC (the "Portfolio Company") is making a simultaneous and identical offer to repurchase its interests, which is made available on the same terms to all the Portfolio Company's investors. Affiliates of the Fund are indirect interest holders of the Portfolio Company. These affiliates are expected to tender in the Portfolio Company's repurchase offer through an unregistered fund (whose interests these affiliates hold) that also holds Portfolio Company interests. The Portfolio Company's offer is made to all its interest holders on the same terms.

      Units that are tendered to the Fund in connection with this Offer will be retired, although the Fund will issue new Units from time to time as set forth in its Prospectus.

2.    OFFER TO PURCHASE AND PRICE.
      ---------------------------

      The Fund will, on the terms and subject to the conditions of the Offer, repurchase up to $12,500,000 of those outstanding Units that are properly tendered by Members and not withdrawn (in accordance with Section 5 below) prior to the Expiration Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Unit tendered will be its net asset value on the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

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

      MEMBERS MAY OBTAIN MONTHLY NET ASSET VALUE INFORMATION, WHICH THE FUND CALCULATES BASED UPON THE INFORMATION IT RECEIVES FROM THE INVESTMENT FUND IN WHICH THE FUND INVESTS (AND THE MANAGERS OF THE INVESTMENT FUNDS IN WHICH THAT FUND INVESTS), UNTIL THE EXPIRATION OF THE OFFER, BY CONTACTING THE FUND AT THE TELEPHONE NUMBERS OR ADDRESS SET FORTH ON PAGE 2, MONDAY THROUGH FRIDAY, EXCEPT HOLIDAYS, DURING NORMAL BUSINESS HOURS OF 8:30 A.M. TO 5:00 P.M. (CENTRAL TIME).

3.    AMOUNT OF TENDER.
      ----------------

      Subject to the limitations set forth below, Members may tender all of their Units, a portion of their Units defined as a specific dollar value or the portion of their Units above the required minimum capital account balance, as described below. A Member that tenders for purchase only a portion of such Member's Unit shall be required to maintain a capital account balance equal to $10,000. If a Member tenders an amount less than all of its Units that would cause the Member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained. The Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered.

      If the amount of Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $12,500,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $12,500,000 of Units are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will in its sole discretion either (a) accept the additional Units; (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

4.    PROCEDURE FOR TENDERS.
      ---------------------

      Members wishing to tender Units pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to the Fund, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal, at the fax number set forth on page 2. The completed and executed Letter of Transmittal must be received, either by mail or by fax, no later than the Expiration Date.

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

      The Fund recommends that all documents be submitted via certified mail, return receipt requested, or by facsimile transmission with confirmation of successful transmission. A Member choosing to fax a Letter of Transmittal must also send or deliver the original completed and executed Letter of Transmittal promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or telephone numbers set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering Units including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Unit or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor its agents shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.    WITHDRAWAL RIGHTS.
      -----------------

      Any Member tendering Units pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date. To be effective, any notice of withdrawal of a tender must be timely received at the address or fax numbers set forth on page 2. A form to give notice of withdrawal of a tender is available by calling the Fund at the telephone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. A tender of Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Units may be tendered again prior to the Expiration Date by following the procedures described in
Section 4.

6.    REPURCHASES AND PAYMENT.
      -----------------------

      For purposes of the Offer, the Fund will be deemed to have accepted (and thereby repurchased) Units that are tendered as, if, and when, it gives written notice to the tendering Member of its election to repurchase such Unit.

      Members may tender all their Units, a portion of their Units defined as a specific dollar value or a portion of their Units above the required minimum capital account balance. The amount a tendering Member will be paid will equal the value of the Member's capital account (or the portion thereof

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

being purchased) determined as of the Valuation Date and will be based upon the net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date.

      If a Member's tender is accepted, the Fund will generally pay (a) Members who have tendered all of their Units (or an amount that would cause their capital account, as discussed below, to fall below the minimum amount) an initial payment equal to 95% of the value of the Units repurchased and (b) all other Members the entire value of their Units that have been repurchased, approximately one month after the Valuation Date. Any balance due will be determined and paid promptly after completion of the Fund's annual audit and be subject to audit adjustment. The amount that a Member may expect to receive on the repurchase of the Member's Units will be the value of those Units determined on the Valuation Date based on the net asset value of the Fund's assets as of the Valuation Date. This amount is subject to adjustment upon completion of the annual audit of the Fund's financial statements for the fiscal year in which the repurchase is effected (which it is expected will be completed within 60 days after the end of each fiscal year). Payments will generally be made in cash equal to the value of the Units repurchased.

      If a Member tenders only a portion of its Units, the Member will be required to maintain a capital account balance equal to $10,000. The Fund reserves the right to purchase less than the amount a Member tenders if the purchase would cause the Member's capital account to have less than the required minimum balance.

      Although the Fund has retained the option to pay all or a portion of the purchase price by distributing securities in-kind as set forth in its prospectus, in each case, the purchase price will be paid entirely in cash except in the unlikely event that the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

      It is expected that cash payments for Units acquired pursuant to the Offer, which will not exceed $12,500,000, (unless the Fund elects to purchase a greater amount) will be derived from: (a) cash on hand; (b) a simultaneous repurchase of interests in the Portfolio Company, made by the Portfolio company; and/or (c) possibly borrowings, as described below. The Fund has not determined at this time to borrow funds to purchase Units tendered in connection with the Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the purchase price, subject to compliance with applicable law, through borrowings.

7.    CERTAIN CONDITIONS OF THE OFFER.
      -------------------------------

      The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

      The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities (interests in the Portfolio Company) in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to repurchase Units tendered pursuant to the Offer; (b) there is, in the judgment of the Fund's Board, any
(i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities, terrorist action or other international or national calamity or Acts of God directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Units tendered pursuant to the Offer were purchased; or (c) the Fund's Board determines that it is not in the best interests of the Fund to purchase Units pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8.    CERTAIN INFORMATION ABOUT THE FUND.
      ----------------------------------

      The Fund is organized as a Delaware limited liability company and the principal office of the Fund is located at 123 N. Wacker Drive, 28th Floor, Chicago, Illinois 60606. The Fund's the telephone number is (312) 881-6500. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

      The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Units (other than routine sales as disclosed in the Fund's prospectus); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy of the Fund; (d) any change in the management of the Fund, although the Fund's Audit Committee is in the process of conducting a search for prospective nominees for an independent manager vacancy on the board of managers; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Fund determines may be necessary or appropriate to finance any portion of the purchase price for Units acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the

                                      10
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Fund); (f) any other material change in the Fund's structure or business; or
(g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

      Affiliates of the Fund indirectly tendered Interests in the Portfolio Company in the amount of $10,149,287.13, through the Portfolio Company's unregistered feeder fund (whose interests these affiliates hold), in response to the Portfolio Company's repurchase offer that concluded on March 31, 2004.

9.    CERTAIN FEDERAL INCOME TAX CONSEQUENCES
      ---------------------------------------

      The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

      In general, a Member from which Units are repurchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the repurchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Units. A Member's basis in such Member's Units will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the repurchase of such Unit. A Member's basis in such Member's Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Units. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Units is taxable as capital gain or ordinary income, depending on the circumstances. A Member that has all of its Units repurchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Unit.

10.   MISCELLANEOUS.
      -------------

      The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

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